ArcelorMittal 6-K

Exhibit 99.1

press release

ArcelorMittal agrees acquisition of CSP in Brazil

28 July 2022, 07:00 CET

ArcelorMittal (the ‘Company’) today announces it has signed an agreement with the shareholders of Companhia Siderúrgica do Pecém (‘CSP’) to acquire CSP for an enterprise value of approximately $2.2 billion. Transaction closing is subject to certain corporate and regulatory approvals, including CADE (Brazilian antitrust) approval which is expected by late 2022.

CSP is a world-class operation, producing high-quality slab at a globally competitive cost. CSP’s state-of-the-art steel facility in the state of Ceará in northeast Brazil was commissioned in 2016 and produced its first slabs in June of that year. It operates a three million tonne capacity blast furnace and has access via conveyors to the Port of Pecém, a large scale, deep water port located 10 kilometers from the plant. CSP operates within Brazil’s first Export Processing Zone, and benefits from various tax incentives including a low corporate income tax rate.

The acquisition brings several strategic benefits to ArcelorMittal, including the potential to:

●	Expand the Company’s position in the high-growth Brazilian steel industry.

●	Capitalise on the significant planned third-party investment to form a clean electricity and green hydrogen hub in Pecém.

●	Add 3 million tonnes of high-quality and cost-competitive slab capacity, with the potential to supply slab intra-group or to sell into North and South America.

●	Allow for further expansions by the Company, such as the option to add primary steelmaking capacity (including direct reduced iron) and rolling and finishing capacity.

●	Capture over $50 million of identified synergies, including SG&A, procurement and process optimisation.

The state of Ceará has ambitions to develop a low-cost green hydrogen hub. The Pecém Green Hydrogen Hub, a partnership between the Pecém Complex and Linde, a leading global industrial gases and engineering company, is a large-scale green hydrogen project at the Port of Pecém which is targeting to produce up to 5GW of renewable energy and 900 kt/y of green hydrogen in a series of phases. The first phase, which the partnership currently expects to be completed over the course of the next five years, targets the construction of 100-150MW of renewable energy capacity.

Commenting, ArcelorMittal CEO Aditya Mittal said:

“In CSP, we are acquiring a modern, efficient, established and profitable business which further enhances our position in Brazil and adds immediate value to ArcelorMittal. There is significant potential to decarbonise the asset given the state of Ceará’s ambition to develop a low-cost green hydrogen hub and the huge potential the region holds for solar and wind power generation.

“CSP produces high-quality slabs and is cost competitive, ensuring its products are competitive domestically and for export. In the short-term we will continue to supply CSP’s existing customer base in North and South America. However, what makes this acquisition so exciting is the medium to long-term potential and options it presents. As we continue to develop the downstream capabilities of our NAFTA and Brazilian businesses over the medium-term, we have the option for CSP to become an important intra-group slab supplier. Over the longer-term there is also the option to significantly increase its slab capacity and add rolling and finishing capabilities on a low-carbon emissions basis.”

ENDS

About ArcelorMittal

ArcelorMittal is the world’s leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 16 countries. In 2021, ArcelorMittal had revenues of $76.6 billion and crude steel production of 69.1 million metric tonnes, while iron ore production reached 50.9 million metric tonnes.

Our purpose is to produce ever smarter steels that have a positive benefit for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com